EXHIBIT 99.9

CERTIFICATE OF QUALIFIED PERSON

Victor Vdovin, P. Eng.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

Email: victor.vdovin@eldoradogold.com

I, Victor Vdovin, am a Professional Engineer, employed as Head of Technical Services of Hellas Gold SA, a subsidiary of Eldorado Gold Corporation, located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2023.

I am a Professional Engineer of Ontario, PEO. I have an experience in mine engineering, geotechnics, mine planning, Reserve and Resource estimation. I worked in the Corporate technical Services functions, as well as mine site based Technical Services management positions in several mines. I have spent 3 years working for Hellas Gold’s Olympias mine in a function of Director, Mining, responsible for both operational and technical aspects of this mine. I was involved in detailed reconciliation, planning, optimization of the mine activities in the past.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have worked at the Olympias Mine full time until July 2023 and continued with my engagement with the mine team till today. My most recent visit occurring on March 20, 2024.

I was responsible for the mineral reserves and the preparation of related sections on mineral reserves calculation, mining methods, and costs of the technical report. I am responsible for the preparation or supervising the preparation of items 15, 16, 21, 22, 25 and 26.1 in the technical report.

I have had continual prior involvement with the property that is the subject of the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in the technical report entitled Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2023, has have been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 27th day of March, 2024.

“Signed and Sealed”

Victor Vdovin

Victor Vdovin, P. Eng.